                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                           FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999.

                                            OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   FOR THE PERIOD FROM________ TO ____________

                        COMMISSION FILE NUMBER 001-14617

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF ISSUER NAMED BELOW:


                           ANDREW PROFIT SHARING PLAN


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF
                             ITS EXECUTIVE OFFICE:


                               ANDREW CORPORATION
               10500 W. 153RD STREET, ORLAND PARK, ILLINOIS 60462
              (Address of principal executive offices and zip code)


                                 (708) 349-3300
              (Registrant's telephone number, including area code)

                              Financial Statements
                           and Supplemental Schedules

                           Andrew Profit Sharing Plan

                     YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                       Employer Identification #36-2092797
                                    Plan #001

                           Andrew Profit Sharing Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended September 30, 1999 and 1998




                                                     CONTENTS

Report of Independent Auditors.........................................................................1

Financial Statements

Statements of Net Assets Available for Benefits........................................................3
Statements of Changes in Net Assets Available for Benefits.............................................4
Notes to Financial Statements..........................................................................5

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes............................................11
Line 27d - Schedule of Reportable Transactions........................................................12


                         Report of Independent Auditors

Trustees
Andrew Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Andrew Profit Sharing Plan as of September 30, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of September 30, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The information presented in the Schedule of Assets Held for Investment Purposes and the Schedule of Reportable Transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                                               Ernst & Young LLP
Chicago, Illinois
March 17, 2000

                                                                  EIN 36-2092797
                                                                       Plan #001

                           Andrew Profit Sharing Plan

                 Statements of Net Assets Available for Benefits



                                                                               SEPTEMBER 30
                                                                         1999                 1998
                                                                 ------------------------------------------
ASSETS

Investments, at fair value                                             $217,873,717         $191,321,446
Receivables:
   Andrew Corporation and subsidiaries cash
     Contributions                                                        4,017,046            8,147,871
   Andrew Corporation and subsidiaries noncash
     Contributions                                                        1,593,989            5,815,986
   Accrued income                                                                 -              157,310
                                                                 ------------------------------------------
Total assets                                                            223,484,752          205,442,613

LIABILITIES
Refunds to participants                                                           -            1,319,366
                                                                 ------------------------------------------
Net assets available for benefits                                      $223,484,752         $204,123,247
                                                                 ==========================================

SEE NOTES TO FINANCIAL STATEMENTS.

                                                                  EIN 36-2092797
                                                                       Plan #001

                           Andrew Profit Sharing Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                                SEPTEMBER 30
                                                                           1999               1998
                                                                   ----------------------------------------
ADDITIONS
Contributions:
   Andrew Corporation and subsidiaries - cash                         $    4,017,046       $    8,147,871
   Andrew Corporation and subsidiaries noncash                             1,593,989            5,815,986
   Participants                                                            6,876,614            5,402,897
                                                                   ----------------------------------------
                                                                          12,487,649           19,366,754

Investment income:
   Dividend and interest income                                           11,180,571            8,816,782
   Net realized and unrealized appreciation (depreciation)
     in fair value of investments                                         28,615,556          (63,858,435)
                                                                   ----------------------------------------
                                                                          39,796,127          (55,041,653)
                                                                   ----------------------------------------
                                                                          52,283,776          (35,674,899)

DEDUCTIONS
Benefits paid to terminated and retired participants                     (32,813,090)         (26,209,429)
Administrative expenses                                                     (109,181)             (56,471)
                                                                   ----------------------------------------
                                                                         (32,922,271)         (26,265,900)
                                                                   ----------------------------------------
Net increase (decrease)                                                   19,361,505          (61,940,799)
Net assets available for benefit at beginning of year                    204,123,247          266,064,046
                                                                   ----------------------------------------
Net assets available for benefits at end of year                        $223,484,752         $204,123,247
                                                                   ========================================

SEE NOTES TO FINANCIAL STATEMENTS.

                                                                  EIN 36-2092797
                                                                       Plan #001

                           Andrew Profit Sharing Plan
                          Notes to Financial Statements
                     Years ended September 30, 1999 and 1998

1.  DESCRIPTION OF THE PLAN

GENERAL
The following description of the Andrew Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provision.

The Plan is a defined-contribution plan covering certain United States employees of Andrew Corporation and subsidiaries (the Company). An employee becomes eligible to participate in the Plan on the first day of the calendar quarter after completing 514 hours of service. Effective July 1, 1998, an employee becomes eligible to participate in the Plan after completing 90 days of continuous service. The Plan was established to afford employees an opportunity to share in the Company's profits and to save systematically.

CONTRIBUTIONS
The Company's profit-sharing contribution is made from current earnings in accordance with the Plan agreement and approval by the Board of Directors of the Company. As of July 1, 1998, 50% of this profit-sharing contribution is nonparticipant-directed and is allocated to the fixed account portion of the Andrew Stock Fund (non-cash). The remaining 50% is allocated based on participant's elections (cash). In addition, the Company matches amounts contributed by participants subject to limitation by the Plan agreement (see below).

Each participant's maximum contribution under the Plan is 15% (and not less than 3%) of annual gross earnings unless the participant's annual gross pay exceeds $80,000 in which case the maximum is limited to 10% of gross pay. Participants with over two full years of service with the Company who contribute 3% or more of their gross earnings receive a Company matching contribution also equal to 3% of their gross earnings.

INVESTMENT OPTIONS
Effective July 1, 1998, participants may elect to contribute to thirteen investment fund options. There are no restrictions on interfund transfers except for those involving Andrew Corporation common stock. These transfers are limited to once per quarter.

                           Andrew Profit Sharing Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)
Prior to July 1, 1998, the Plan maintained three funds, The Collective Trust Fund, the Fidelity Investment Fund, and the Loan Fund. Company and participant contributions were directed to the Collective Trust Fund. Participants under age 55 could transfer up to 50% of their unencumbered Collective Trust Fund account balances to the Fidelity Investment Funds (comprised of eight separate funds); participants over age 55 could transfer 100% of their unencumbered account balances. The Trustees designated that a participant could make only one transfer between funds per Plan fiscal year; however, this limitation was subject to change at the Trustees' discretion. Additionally, each participant could at any time during the year and as often as desired without limit, transfer amounts between any combination of the eight available Fidelity Investment Funds.

INDIVIDUAL PARTICIPANT ACCOUNTS
Each participant's account is credited with the participant's contributions and allocations of: a) the Company's contributions, b) Plan earnings, and c) forfeited balances of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PARTICIPANT NOTES RECEIVABLE
A participant may borrow from the Plan at terms deemed appropriate by the Trustees. Loan amounts may not exceed limitations specified by the Trust agreement and by the Tax Reform Act of 1986. Generally, loans are repayable within five years, and a participant's total outstanding loan balance is limited to the lesser of: (1) 50% of the participant's vested account balance under the plan, (2) $50,000 reduced by the participant's highest loan balance during the preceding 12 months, or (3) the portion of the participant's account balance under the plan that is not invested in the Andrew Stock Fund Fixed Account. Interest on loans paid to the Plan is allocated to borrowers through the Loan Fund at rates in effect at the time of the loan. Effective July 1, 1998, a loan application fee of $50 was put into effect.

PAYMENT OF BENEFITS
Upon the retirement or death of a participant, distribution to the participant or the participant's beneficiary may be made in a lump sum, in approximate equal installments over a reasonable period, or by purchase of an annuity contract from one or more life insurance companies, subject to certain limitations. The annuity distribution option applies only to that portion of a participant's account balance attributable to contributions made prior to July 1, 1998.

                           Andrew Profit Sharing Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants who leave the Company prior to retirement or disability receive the full amount of their contributions, company matching contributions, and earnings thereon up to the date on which such resignation or discharge occurs. In addition, participants receive the entire amount of Company profit-sharing contributions, earnings thereon, and forfeitures credited to them if the participants have five or more years of service with the Company. Participants with less than five years of service receive 20% of the Company contributions, earnings thereon, and forfeitures credited to them for each year of service. The reduction resulting from less than five full calendar years' service is defined as a forfeiture and is subsequently reallocated to the remaining participants in the Plan as of the next succeeding year-end.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan's fiscal year; securities traded in over-the-counter markets and listed securities for which no sale was reported on that date are valued at the last reported bid price. Investments in mutual funds are stated at fair value, using quoted market prices of underlying investments. Loans to participants are stated at their outstanding principal amount, which approximates fair value.

ADMINISTRATIVE EXPENSES

All costs and expenses incurred with regard to independent fund managers and purchase and sale of investments are borne by the Plan. Administrative and general expenses, principally payroll costs of Plan administration, are borne by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                           Andrew Profit Sharing Plan

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

RELATED PARTY TRANSACTION

On June 30, 1998, the Company purchased from the Plan 1,664,826 shares of Andrew Corporation common stock at the June 30, 1998, average high/low price per share of $18.344 per share, totaling $30,539,568.

3.  INVESTMENTS

The Plan's investments (including investments bought, sold, and held during the fiscal year) appreciated (depreciated) in fair value in 1999 and 1998, as follows:

                                                                           NET REALIZED AND UNREALIZED
                                                                           APPRECIATION (DEPRECIATION)
                                                                            IN FAIR VALUE DURING YEAR
                                                                           -----------------------------
Year ended September 30, 1999:
   Andrew Corporation common stock*                                                  $ 13,427,800
   Mutual Funds                                                                        15,187,756
                                                                           -----------------------------
                                                                                     $ 28,615,556
                                                                           =============================
Year ended September 30, 1998:
   Andrew Corporation common stock*                                                  $(55,391,104)
   Mutual Funds                                                                        (8,467,331)
                                                                           -----------------------------
                                                                                     $(63,858,435)
                                                                           =============================

*A portion of which is nonparticipant directed.

                           Andrew Profit Sharing Plan

3.  INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                SEPTEMBER 30
                                                                           1999               1998
                                                                   ----------------------------------------

Andrew Corporation common stock*                                         $59,330,629         $42,450,012
Fidelity Magellan Fund                                                    19,298,743          13,616,685
American Century Income & Growth Fund                                     26,722,235          22,128,262
Benham Stable Asset Fund                                                  25,150,777          26,924,834
Barclay's Equity Index Fund                                                        -          11,028,770
Vanguard 500 Index Fund                                                   15,639,948                   -

*A portion of which is nonparticipant directed (see Note 4).

4.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (Andrew Common Stock Fixed Account), is as follows:

                                                                                SEPTEMBER 30
                                                                           1999               1998
                                                                   -------------------------------------
Net assets:
   Investment in Andrew Corporation common stock                         $40,460,448         $31,230,087
   Andrew Corporation and subsidiaries contribution receivable
                                                                           1,593,989           5,815,986
                                                                   -------------------------------------
                                                                         $42,054,437         $37,046,073
                                                                   =====================================

                                                                                           YEAR ENDED
                                                                                          SEPTEMBER 30
                                                                                              1999
                                                                                       ----------------
Changes in net assets:
   Andrew Corporation contributions                                                          $1,593,989
   Net realized and unrealized (depreciation) in
     fair value of investments                                                                9,420,035
   Benefits paid                                                                             (3,622,648)
   Interfund transfers                                                                       (2,383,012)
                                                                                       -----------------
                                                                                             $5,008,364
                                                                                       =================


                           Andrew Profit Sharing Plan

4.  NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

                                                                      YEAR ENDED SEPTEMBER 30, 1998
                                                                ---------------------------------------
                                                                 ANDREW COMMON STOCK        COLLECTIVE
                                                                 FUND FIXED ACCOUNT         TRUST FUND*
                                                                ---------------------------------------
Changes in net assets:
   Andrew Corporation contributions                                   $  5,815,986   $                -
   Participant contributions                                                     -            5,030,313
   Dividend and interest income                                                  -            2,762,807
   Net realized and unrealized depreciation in
     fair value of investments                                         (11,493,158)         (40,006,634)
   Benefits paid                                                          (729,213)         (16,431,473)
   Administrative expenses                                                       -              (35,101)
   Interfund transfers                                                  43,452,458         (160,243,875)
                                                                ---------------------------------------
                                                                       $37,046,073        $(208,923,963)
                                                                =======================================

*Comprised of Andrew Corporation common stock, common trust funds, and money market funds. The Fund was eliminated July 1, 1998.

5.  PLAN TERMINATION

The Company has the right to amend or alter the Plan or discontinue it by giving written notice of intention to do so to the Trustees prior to the last day of the Plan year for which such discontinuance becomes effective. In the event of Plan termination, participants will become 100% vested in their accounts.

6.  INCOME TAX STATUS

The Internal Revenue Service ruled on December 29, 1995, that the Plan qualifies under section 401(a) of the IRC, and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7.  SUBSEQUENT EVENTS

Effective October 1, 1999, the Passive Power Products 401(k) Plan was merged into the Plan. Effective April 1, 2000, the Andrew Corporation Wireless Products Group 401(k) Plan will merge into the Plan.

                                              Supplemental Schedules

                                                                  EIN 36-2092797
                                                                       Plan #001



                           Andrew Profit Sharing Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                               September 30, 1999

                                                     NUMBER OF                                CURRENT
IDENTITY OF ISSUE                                     SHARES                 COST              VALUE
-------------------------------------------------------------------------------------------------------------
COMMON STOCK
ANDREW CORPORATION*
Fixed - Nonparticipant directed                       2,328,658               **            $  40,460,448
Trading - Participant directed                        1,076,964               **               18,870,181
                                                                                        -----------------
                                                                                               59,330,629

FIDELITY INVESTMENT FUNDS*
Puritan Fund                                            388,952            $  7,973,089         7,238,404
Magellan Fund                                           158,160              17,999,991        19,298,743
Equity Income Fund                                      170,339               9,634,518         9,544,149

PIMCO FUNDS
Total Return Fund                                       679,943               7,247,939         6,840,236
Mid Cap Growth Fund                                     400,174               9,421,084         8,439,677

AMERICAN CENTURY INVESTMENT FUNDS*
Equity Income Fund                                    1,593,108              10,823,921         9,956,924
International Growth Fund                               549,923               5,552,832         5,845,692
Income & Growth Fund                                    891,038              25,491,076        26,722,235

SEI TRUST
Benham Stable Asset Fund                             25,150,777              25,150,777        25,150,777

J.P. MORGAN FUNDS
Diversified Fund                                        501,412               7,629,537         7,982,488
U.S. Small Company Fund                                 192,652               4,884,957         4,492,652

VANGUARD
500 Index Fund                                          131,927              16,913,955        15,639,948

LOANS TO PARTICIPANTS                      Varying maturities with
                                           interest rates ranging
                                           from 6% to 13%                            -        11,391,163
                                                                                        -----------------
Total investments                                                                            $217,873,717
                                                                                        =================

*INDICATES PARTY IN INTEREST TO THE PLAN.
**HISTORICAL COST INFORMATION IS NOT AVAILABLE.

                                                                  EIN 36-2092797
                                                                       Plan #001
                           Andrew Profit Sharing Plan
                 Line 27d - Schedule of Reportable Transactions
                          Year ended September 30, 1999



                                                                                   PURCHASE        SELLING           COST
     IDENTITY OF PARTY INVOLVED                DESCRIPTION OF ASSETS                 PRICE          PRICE          OF ASSET
------------------------------------------------------------------------------------------------------------------------------

CATEGORY (i) - INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Vanguard Group                      Vanguard 500 Index Fund                        $16,598,659 $                 $16,598,659
                                                                                                            -

Barclay's Global Investors          Equity Index Fund                                        -     16,589,973     13,780,935

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Andrew Corporation                   Andrew Corporation Common Stock                 6,716,120              -      6,716,120
                                                                                             -      8,096,380         *
American Century Investments         Income & Growth Fund                            6,818,503              -      6,818,503
                                                                                             -      6,985,029      6,561,153
                                     International Growth Fund                      13,386,059              -     13,386,059
                                                                                             -     14,260,596     14,063,688
Vanguard Group                       Vanguard 500 Index Fund                        18,640,082              -     18,640,082
                                                                                             -      1,670,507      1,726,204
Barclays Global Investors            Equity Index Fund                               3,539,642              -      3,539,642
                                                                                             -     18,946,933     15,915,290
Fidelity Investment Funds            Magellan Fund                                   8,498,005              -      8,498,005
                                                                                             -      6,338,519      5,714,237
SEI Trust                            Benham Stable Asset Fund                       27,139,885              -     27,139,885
                                                                                             -     28,918,246     28,918,246

                                                                                   CURRENT VALUE
                                                                                    OF ASSET ON
                                                                                  TRANSACTION DATE      NET
     IDENTITY OF PARTY INVOLVED                DESCRIPTION OF ASSETS                                GAIN (LOSS)
-------------------------------------------------------------------------------------------------------------------
CATEGORY (i) - INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Vanguard Group                      Vanguard 500 Index Fund                         $16,598,659     $          -

Barclay's Global Investors          Equity Index Fund                                 16,589,973       2,809,038

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Andrew Corporation                   Andrew Corporation Common Stock                   6,716,120               -
                                                                                       8,096,380         *
American Century Investments         Income & Growth Fund                              6,818,503               -
                                                                                       6,985,029         423,876
                                     International Growth Fund                        13,386,059               -
                                                                                      14,260,596         196,908
Vanguard Group                       Vanguard 500 Index Fund                          18,640,082               -
                                                                                       1,670,507         (55,697)
Barclays Global Investors            Equity Index Fund                                 3,539,642               -
                                                                                      18,946,933       3,031,643
Fidelity Investment Funds            Magellan Fund                                     8,498,005               -
                                                                                       6,388,519         624,282
SEI Trust                            Benham Stable Asset Fund                         27,139,885               -
                                                                                      28,918,246               -

There were no category (ii) or (iv) transactions during the year ended September 30, 1999.

*HISTORICAL COST INFORMATION IS NOT AVAILABLE.

                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-57273) pertaining to the Andrew Profit Sharing Plan of Andrew Corp. of our report dated March 17, 2000, with respect to the financial statements and schedules of the Andrew Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended September 30, 1999.


                                                   Ernst & Young LLP
Chicago, Illinois
March 27, 2000

                              SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                        ANDREW PROFIT SHARING PLAN


                        By: /s/ Charles R. Nicholas
                            --------------------------------
                            Charles R. Nicholas
                            Executive Vice President
                            And Chief Financial
                            Officer (Principal Financial Officer)



Date: March 27, 2000